EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization	Percent of Common Stock Owned

AMCORE Bank, N.A.	United States	100% (direct)

AMCORE Capital Trust II	Delaware	100% (direct)

ARP Holdings, LLC	Delaware	100% (indirect)

AFI Nevada, Inc.	Nevada	100% (indirect)

AMCORE Investment Services, Inc.	Illinois	100% (indirect)

AMCORE Real Properties, LLC	Delaware	100% (indirect)